Exhibit 99.1

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of Constant Mexican Pesos as of June 30, 2007, except for earnings per share)

	Six-month period ended June 30,
	2006 (As adjusted Note 1)		2007		Millions of U.S. dollars 2007
Operating revenues:
Services:
Air time	P.	35,081,435	P.	41,091,408	USD	3,782
Interconnection		17,489,197		26,827,072		2,469
Monthly rent		18,565,914		27,792,062		2,558
Long-distance		8,058,866		9,505,311		875
Value added services and other services		14,380,118		18,318,035		1,686
Sales of handsets and accessories		17,331,194		19,268,438		1,772

		110,906,724		142,802,326		13,142

Operating costs and expenses:
Cost of sales of handsets		29,004,542		31,155,013		2,867
Cost of services		20,836,496		28,194,281		2,595
Commercial and general		15,545,530		17,620,649		1,622
Administrative		5,103,923		6,205,941		571
Depreciation and amortization		13,031,289		16,429,688		1,512

		83,521,780		99,605,572		9,167

Other income (expense), net		946,332		(1,127,597)		(104)

Operating income		28,331,276		42,069,157		3,871

Comprehensive financing (cost) income:
Interest income		2,372,794		1,511,314		139
Interest expense		(4,965,941)		(4,289,939)		(395)
Exchange gain, net		223,615		2,503,040		230
Monetary gain, net		1,150,045		1,673,866		154
Other financing costs, net		1,099,795		(1,131,363)		(104)

		(119,692)		266,918		24

Equity interest in net income of affiliates		33,964		39,799		4

Income before income tax		28,245,548		42,375,874		3,899
Income tax (Note 15)		6,855,710		11,817,623		1,088

Net income before minority interest		21,389,838		30,558,251		2,811
Minority interest		(34,862)		(80,363)		(7)

Net income	P.	21,354,976	P.	30,477,888	USD	2,804

Weighted average of common shares outstanding (in millions)		35,570		35,248		35,248

Net earnings per share	P.	0.60	P.	0.86	USD	0.08

The accompanying notes are an integral part of this financial statement.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of constant pesos as of June 30, 2007)

	Audited December 31, 2006		(Unaudited) June 30, 2007		Millions of U.S. dollars 2007
Assets
Current assets:
Cash and cash equivalents	P.	41,661,777	P.	16,000,844	USD	1,473
Trading securities and available-for-sale instruments (Note 2)		2,079,929		1,483,420		136
Accounts receivable, net (Note 3)		42,498,987		44,939,477		4,136
Inventories, net		19,463,269		17,219,554		1,585
Other assets, net (Note 4)		3,691,120		5,362,492		494

Total current assets		109,395,082		85,005,787		7,824
Investments in affiliates and others (Note 7)		563,209		578,556		53
Plant, property and equipment, net (Note 5)		138,773,121		149,738,768		13,780
Licenses, net (Note 6)		33,658,026		35,864,813		3,301
Goodwill, net (Note 6)		25,902,661		43,988,557		4,048
Other assets, net (Note 4)		14,394,839		17,290,080		1,591

Total assets	P.	322,686,938	P.	332,466,561	USD	30,597

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 10)	P.	25,422,855	P.	8,862,093	USD	816
Accounts payable and accrued liabilities (Note 9)		62,952,971		65,238,011		6,004
Taxes payable		21,399,713		17,249,805		1,587
Financial instruments (Note 8)		1,025,464		914,838		84
Deferred revenues		11,646,332		11,768,941		1,083

Total current liabilities		122,447,335		104,033,688		9,574

Long-term debt (Note 10)		86,351,365		83,722,774		7,705
Deferred taxes (Note 15)		3,416,461		3,583,370		330
Deferred credits		156,564		10,274,867		946

Total liabilities		212,371,725		201,614,699		18,555

Stockholders’ equity (Note 14):
Capital stock		35,452,570		35,451,435		3,263
Retained earnings:
Prior years		44,273,764		76,423,965		7,033
Net income for the period		43,081,797		30,477,888		2,804

		87,355,561		106,901,853		9,837
Other accumulated comprehensive loss items		(13,156,416)		(12,117,465)		(1,115)

Total majority stockholders’ equity		109,651,715		130,235,823		11,985
Minority interest		663,498		616,039		57

Total stockholders’ equity		110,315,213		130,851,862		12,042

Total liabilities and stockholders’ equity	P.	322,686,938	P.	332,466,561	USD	30,597

The accompanying notes are an integral part of this financial statement.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity

(Amounts in thousands of constant pesos as of June 30, 2007)

	Capital Stock		Retained earning						Other accumulated comprehensive loss items		Total majority stockholders’ equity		Minority interest		Comprehensive income		Total stockholders’ equity
			Legal Reserve		Unappropriated		Total
Balances at December 31, 2006	P.	35,452,570	P.	468,356	P.	86,887,205	P.	87,355,561	P.	(13,156,416)	P.	109,651,715	P.	663,498			P.	110,315,213

Acquisitions of minority interests and excess of the price paid over book value						(11,913)		(11,913)				(11,913)		(118,775)				(130,688)

Dividends paid						(7,009,329)		(7,009,329)				(7,009,329)						(7,009,329)

Cash purchase of Company’s own shares		(1,135)				(3,910,354)		(3,910,354)				(3,911,489)						(3,911,489)

Comprehensive income:

Net income for the period						30,477,888		30,477,888				30,477,888		80,363	P.	30,558,251		30,558,251

Other comprehensive income items:

Effect of translation of foreign entities										3,719,496		3,719,496		1,229		3,720,725		3,720,725

Deficit from holding non monetary assets, net of deferred taxes										(2,680,545)		(2,680,545)		(10,276)		(2,690,821)		(2,690,821)

Comprehensive income															P.	31,588,155

Balances at June 30, 2007	P.	35,451,435	P.	468,356	P.	106,433,497	P.	106,901,853	P.	(12,117,465)	P.	130,235,823	P.	616,039			P.	130,851,862

The accompanying notes are an integral part of this financial statement.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Financial Position

(Amounts in thousands of constant pesos as of June 30, 2007)

	Six-month period ended June 30,		Millions of U.S. dollars
	2006 (As adjusted Note 1)	2007	2007
Operating activities:
Net income before minority interest	P. 21,389,838	P. 30,558,251	USD	2,812
Add (deduct) items not requiring the use of resources:
Depreciation and amortization	13,031,289	16,429,688		1,512
Deferred income tax	197,067	418,159		38
Equity in results of affiliates	(33,964)	(39,799)		(4)
Other income net	(1,166,804)
Other financing costs, net		148,890		14
Changes in operating assets and liabilities:	2,120,376	(3,915,645)		(360)

Resources provided by operating activities	35,537,802	43,599,544		4,012

Financing activities:
New loans	37,871,867	3,161,604		291
Repayment of loans	(17,790,931)	(20,429,152)		(1,880)
Effect of inflation an exchange rate differences on debt	(2,925,265)	(1,921,804)		(177)
Decrease in capital stock and retained earnings due to purchase of Company’s own shares	(4,753,376)	(3,911,489)		(360)
Cash dividends paid	(651,926)	(3,799)

Resources provided by (used in) financing activities	11,750,369	(23,104,640)		(2,126)

Investing activities:
Investment in plant, property and equipment	(16,946,544)	(26,160,720)		(2,408)
Investment in subsidiaries and affiliated companies		(19,988,698)		(1,839)
Investment in securities available for sale		(789,100)		(74)
Minority interest	161,808	(127,821)		(12)
Investments in trademarks		(442,883)		(40)
Investments in licenses	(587,406)	(994,252)		(91)
Initial cash from companies acquired		2,347,637		216

Resources used in investing activities	(17,372,142)	46,155,837		4,248

Net increase (decrease) in cash and cash equivalents	29,916,029	(25,660,933)		(2,362)
Cash and cash equivalents at beginning of the period	12,410,392	41,661,777		3,835

Cash and cash equivalents at end of period	P. 42,326,421	P. 16,000,844	USD	1,473

The accompanying notes are an integral part of this financial statement.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands of constant Mexican pesos as of June 30, 2007 except where otherwise indicated )

1. Significant Accounting Policies

a) Basis of Presentation

Except as disclosed in Note 1 (i) the accompanying unaudited condensed consolidated financial statements are presented based on the same accounting principles described in the Company’s audited financial statements at December 31, 2006 and for the year then ended (audited financial statements), and were prepared in accordance with Mexican Financial Reporting Standards (MFRS) applicable to interim financial information. Consequently, such interim financial statements do not include all the information and notes required for complete financial statements. For further information, refer to the consolidated financial statements for the year ended December 31, 2006. However, in the opinion of Company’s management, all the adjustments (consisting of normal recurring provisions) that were considered necessary for a reasonable presentation have been included. The results of operations for the six-month period ended June 30, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

The unaudited condensed balance sheet as of December 31, 2006 has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by MFRS. For further information, refer to the consolidated financial statements at December 31, 2006.

b) Merger

On December 13, 2006, the shareholders of the Company approved the merger of America Telecom, S.A.B. de C.V., or “Amtel”, its then controlling shareholder, and its subsidiary Corporativo Empresarial de Comunicaciones, S.A. de C.V. with the Company. In accordance with Mexican FRS, the merger with Amtel has been accounted for on an historical basis similar to a pooling of interest basis and the Company has adjusted its financial information and selected financial information presented in this report to include the assets, liabilities and results of operations of Amtel and its subsidiary for the six months ended June 30, 2006. See Note 3 to the Company’s audited consolidated financial statements included in the Company’s 2006 Form 20-F.

c) Consolidation

The unaudited condensed consolidated financial statements include the accounts of América Móvil and its subsidiaries, all of which are more than 90% owned (see Note 1 to the consolidated financial statements at December 31, 2006). All of the companies operate in the telecommunications sector or provide services to companies operating in such sector.

c) Consolidation (concluded)

All significant intercompany balances and transactions have been eliminated in the consolidated financial statements. The minority interest relates to the Company’s foreign subsidiaries.

d) Recognition of the effects of inflation on financial information

The accompanying consolidated financial statements and notes were restated to constant pesos as of June 30, 2007. The restatement factors applied to the financial statements at December 31, 2006 and June 30, 2006 was 1.0062 and 1.0402, which represent the rate of inflation from December 31, 2006 and June 30, 2006 through June 30, 2007, respectively, based on the Mexican National Consumer Price Index (NCPI) published by Banco de Mexico (the Central Bank).

The condensed consolidated balance sheet as of December 31, 2006 has been derived from the audited consolidated financial statements at that date, which were presented in constant pesos as of December 31, 2006.

e) Basis of translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates, which in the aggregate account for approximately 53% and 59%, respectively, of the Company’s total operating revenues for the six-month periods June 30, 2006 and 2007, respectively, and approximately 65% and 63% of the Company’s total assets at December 31, 2006 and June 30, 2007, are translated into Mexican pesos, as follows:

The financial statements as reported by the subsidiaries abroad, in the local currency, were adjusted to conform to the Mexican Financial Reporting Standards in force and later restated to constant local currency based on the inflation rate of the country in which the subsidiary operates.

Subsequently balance sheet amounts, except for stockholders’ equity, are translated at the prevailing exchange rate at year-end; stockholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. Income statement amounts were translated to Mexican pesos with purchasing power at the prevailing exchange rate at the end of the reporting period.

Translation differences are included in the caption “Effect of translation of foreign entities” and are included in stockholders’ equity as part of the caption “Other comprehensive income (OCI) (loss) items”. For the six-month period ended June 30, 2007, the translation effect aggregated P. 3,720,725.

The Company’s financial statements for prior periods were restated to Mexican pesos with purchasing power at June 30, 2007 based on the rates of inflation in Mexico. The effects of inflation and variances in exchange rates were not material.

Exchange differences and the monetary position effect derived from intercompany monetary items are included in the consolidated statements of income.

f) Cash and cash equivalents

Cash and cash equivalents consist basically of bank deposits and highly liquid investments with original maturities of less than 90 days. Such investments are stated at acquisition cost plus accrued interest, which is similar to market value.

g) Trading securities and available-for-sale securities

Investments in trading securities are represented by equity securities and available for sale. All investments in trading and in available-for-sale securities are presented at market value. Changes in the fair value of instruments classified as trading securities are recognized in results of operations. Change in the market value of instruments classified as available-for-sale are included in stockholders’ equity until they are sold.

Should there be objective and lasting evidence of impairment in the value of either its instruments available for sale or held to maturity, the Company determines the amount of the related loss and recognizes such loss as part of the comprehensive financing income (cost). For the six-month period ended June 30, 2006, the Company had not recorded an impairment loss. In June 30, 2007, since the loss on fair value of securities available-for-sale was other than temporary, an impairment loss of P. 148,890 was recognized in the statement of income.

h) Convenience translation

United States dollar amounts as of June 30, 2007 shown in the unaudited condensed consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos with purchasing power at June 30, 2007, solely as matter of mathematical simplicity, at an exchange rate of Ps. 10.8661 per dollar, the June 30, 2007 exchange rate. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate.

i) New accounting pronouncements

The most important new pronouncements that came into force in 2007 are as follows:

Mexican FRS B-3, Statements of Operations

The new Mexican FRS B-3, Statements of Operations, issued by the CINIF, came into force on January 1, 2007. This standard establishes the guidelines for classifying income, costs and expenses as either ordinary or non-ordinary and modifies certain Mexican FRS. The primary sections of the statement of income have been redefined to embody the concepts of “ordinary items” and the classification of income. Also, the caption “Initial accumulated effect of accounting changes” has been eliminated from such statement.

The accompanying interim financial statements include the classification of revenues and expenses as either ordinary or non-ordinary, as established in Mexican FRS B-3.

Highlights of the operating income, income before income tax, provision of income tax and net income comparing as originally disclosed in June 30, 2006 and 2007 and those including the effects of the adoption of the Bulletin B-3, are as follow:

	June 30
	2006		2007
Other income (expense), net
As issued	P.	1,103,799	P.	(957,367)
As adjusted		946,332		(1,127,597)
Operating income
As issued		28,488,743		42,239,387
As adjusted		28,331,276		42,069,157
Income before income tax
As issued		28,403,015		42,546,104
As adjusted		28,245,548		42,375,874
Provision of income tax
As issued		7,013,177		11,987,853
As adjusted		6,855,710		11,817,623
Net income
As issued		21,354,976		30,477,888
As adjusted	P.	21,354,976	P.	30,477,888

Mexican FRS D-6, Capitalization of the Comprehensive Cost of Financing

Mexican FRS D-6, which came into force on January 1, 2007, establishes the guidelines that must be observed in the capitalization of the comprehensive cost of financing (CCF) attributable to certain assets whose acquisitions require substantial down-time prior to their intended use.

The adoption of this new rule did not have significant effect on the Company’s consolidated financial statements taken as a whole.

The most important changes in new pronouncements that will come into force in 2008 are as follows:

Mexican FRS B-10, Effects of Inflation

This standard replaces former Bulletin B-10 “Recognition of the effects of inflation on financial information.” MFRS B-10 defines the two economic environments in Mexico that will determine whether or not entities must recognize the effects of inflation on financial information: 1) inflationary—when accumulated inflation for the preceding three years is equal to or higher than 26% (an 8% annual average inflation rate); and 2) non-inflationary—when accumulated inflation for the preceding three fiscal years is less than 26%. This standard also establishes the accounting rules when an entity changes from one economic environment to the other. When the economy changes from an inflationary environment to a non-inflationary environment, the inflation adjustment for prior periods must not be removed from the financial statements as amounts as of the end of the prior period become the accounting basis of the financial statements in the period of the change and subsequent periods. If the economy changes from non-inflationary environment to an inflationary environment, the effects of inflation in financial information must be recognize retrospectively, therefore, all information for prior periods must be adjusted to recognized the inflation effects that existed during the periods in which the company operated in a non-inflationary environment. This standard abolishes the use of the specific-indexation method for both the valuation of imported assets and the determination of replacement costs in the valuation of inventories, thereby eliminating the results of holding non-monetary assets. In doing so, it also requires that upon initial adoption of this pronouncement, the accumulated result of the holding non-monetary assets, if any, must be separated by identifying the unrealized portion from the realized portion of such results. The realized result of holding non-monetary assets shall be reclassified to retained earnings, whereas the unrealized portion will remain as a separate component of other comprehensive income and should be taken to the income statement at the time the assets that gave rise to it are taken to results of operation. The Company has not yet determined the effect of this new pronouncement will have on its financial statements.

Mexican FRS D-3, Employees Benefits

Financial Reporting Standard D-3 replaces Bulletin D-3 “Labor Obligations” effective January 1, 2008. The most important changes in FRS D-3 are: 1) the consideration of shorter periods for amortizing unamortized items, with the option to credit or charge actuarial gains or losses directly to results of operations, as they accrue; 2) the elimination of recognition of an additional liability and the corresponding intangible asset and the adjustment in OCI; and 3) it incorporates the accounting guidelines for employee profit sharing, current and deferred, which now should be recognized in ordinary expenses, instead of being part of the income tax expense caption in the income statement. The Company has not yet determined the effect of, if any, this new pronouncement will have on its financial statements.

Mexican FRS D-4, Income taxes

This new FRS supersedes Bulletin D-4 “Accounting treatment of Income Tax and Employee Profit Sharing”. The most important changes included in this new standard with respect to Mexican accounting Bulletin D-4, are as follows: 1) the tax treatment of current-year and deferred employee profit sharing is excluded from the standard, since it is now treated in FRS D-3; 2) asset tax is now treated as a tax credit and, consequently, as a deferred tax asset only when there is certainty as to its realization, and 3) the cumulative effect of adopting Bulletin D-4 shall be reclassified to retained earnings, unless it is identified with items included in OCI; not yet taken to income. The Company has not determined the effect of, if any, this new pronouncement will have on its financial statements.

j) Reclassifications

Certain amounts shown in the 2006 financial statements as originally issued have been reclassified for uniformity of presentation with 2007. The reclassification made by the Company based on the adoption of the Bulletin B-3 was related to the Employee Profit Sharing, which was reclassified from the “Income Tax” caption to “Other income (expenses), net” caption. The amounts reclassified in June 2006 and June 2007 were Ps. 157,467 and Ps. 170,230, respectively.

2. Trading Securities and Instruments Available-for-Sale

An analysis of the Company’s investments in financial instruments at December 31, 2006 and June 30, 2007 is as follows:

	December 31, 2006				June 30, 2007
	Cost		Fair value		Cost		Fair value
For-trading securities:
Equity securities	P.	998,076	P.	1,502,572	P.	353,535	P.	269,410

Available-for-sale securities:
US Commercial, S.A. de C.V. (USCO)		577,358		577,357		1,214,010		1,214,010

	P.	1,575,434	P.	2,079,929	P.	1,567,545	P.	1,483,420

a) At December 31, 2006 and at June 30, 2006 and 2007, the net unrealized gain (loss) on for-trading securities was P. 504,495 and P. (50,767) and P. (84,125), respectively. The net realized gain (loss) was P. 14,755, and P. (113,969) for the years ended December 31, 2006 and for the six-month periods ended June 30, 2007. Those amounts were credited (charged) to results of operations of the period. For the six-month period ended June 30, 2006, the Company has not sold any equity investments.

b) At June 30, 2006, the net unrealized gain (loss) on investments classified as available-for-sale of P. 905,429 was recorded in other accumulated comprehensive loss items in stockholder’s equity. During 2006, such unrealized gains (loss) were reclassified to other financing costs, net in the comprehensive financing income (cost) caption, as a result of the loss in market value as described below.

c) As a result of the loss in the market value of the securities of the issuer USCO, at June 30, 2007, the Company recorded an other-than-temporary loss of (Peso)148,890 in its results of operations under other financing costs, net (includes unrealized gain (loss) recorded in period).

3. Accounts Receivable

An analysis of accounts receivable is as follows:

	December 31, 2006		June 30, 2007
Subscribers	P.	17,054,769	P.	20,961,307
Retailers		8,806,536		8,194,117
Cellular operators for interconnections		6,945,061		6,949,219
Recoverable taxes		9,921,120		10,765,523
Related parties		1,351,990		1,440,883
Other		3,017,546		1,937,811

		47,097,022		50,248,860
Less: Allowance for doubtful accounts		(4,598,035)		(5,309,383)

Total	P.	42,498,987	P.	44,939,477

4. Other Assets

Other assets consist of the following:

	December 31, 2006		June 30, 2007
Current:
Sale and leaseback transactions	P.	1,570,392	P.	1,561,738
Advances to suppliers (includes advertising, insurance and maintenance)		1,979,103		3,656,330
Others		141,625		144,424

		3,691,120		5,362,492

Non current:
Trademarks, net		5,948,923		5,996,488
Deferred tax		795,822		3,906,029
Sale and leaseback transactions		5,963,750		5,143,642
Others non current		1,686,344		2,243,921

	P.	14,394,839	P.	17,290,080

5. Plant, Property and Equipment

a) An analysis of plant, property and equipment is as follows:

	December 31, 2006		June 30, 2007
Telephone plant and equipment	P.	188,671,970	P.	232,782,904
Land and buildings		9,120,372		14,052,536
Other assets		23,243,036		28,655,926

		221,035,378		275,491,366
Less: Accumulated depreciation		(95,011,763)		(142,921,427)

Net		126,023,615		132,569,939
Construction in progress and advances to equipment suppliers		11,452,395		15,044,303
Inventories, primarily for use in the construction of the telephone plant		1,297,111		2,124,526

Total	P.	138,773,121	P.	149,738,768

Depreciation expense for the six-month periods ended in June 30, 2006 and 2007 was P. 9,332,132 and P. 11,923,104, respectively.

6. Intangible Assets

An analysis of intangible assets at December 31, 2006 and June 30, 2007 is as follows:

	December 31, 2006
	Balance at the beginning of the year (as adjusted)		Acquisitions		Cancellations		Amortization expense		Effects of translation of foreign subsidiaries		Balance at the end of the year
Licenses	P.	32,042,866	P.	2,789,024	P.	(112,910)					P.	34,718,980
Effect of translation		12,041,110							P.	3,952,670		15,993,780
Accumulated amortization		(11,363,456)		(812,944)		41,423	P.	(4,919,757)				(17,054,734)

Net	P.	32,720,520	P.	1,976,080	P.	(71,487)	P.	(4,919,757)	P.	3,952,670	P.	33,658,026

Goodwill	P.	16,230,284	P.	13,148,523							P.	29,378,807
Effect of translation		2,179,150							P.	(65,405)		2,113,745
Accumulated amortization		(5,589,891)										(5,589,891)

Net	P.	12,819,543	P.	13,148,523					P.	(65,405)	P.	25,902,661

	June 30, 2007
	Balance at the beginning of the year (as adjusted)		Acquisitions		Cancellations		Amortization expense		Effects of translation of foreign subsidiaries		Balance at the end of the year
Licenses	P.	34,718,980	P.	994,251							P.	35,713,231
Effect of translation		15,993,780							P.	3,855,121		19,848,901
Accumulated amortization		(17,054,734)					P.	(2,642,585)				(19,697,319)

Net	P.	33,658,026	P.	994,251			P.	(2,642,585)	P.	3,855,121	P.	35,864,813

Goodwill	P.	29,378,807	P.	17,650,459							P.	47,029,266
Effect of translation		2,113,745							P.	435,437		2,549,182
Accumulated amortization		(5,589,891)										(5,589,891)

Net	P.	25,902,661	P.	17,650,459					P.	435,437	P.	43,988,557

License amortization expense for the six-month periods ended June 30, 2006 and June 30, 2007 was P. 2,230,661 and P. 2,642,585, respectively.

7. Investments in Affiliates and Others

During December 31, 2006 and June 30, 2007, the Company made a number of investments in subsidiaries, as described below:

All acquisitions were recorded using the purchase method. The Company determined the fair value of the net assets acquired. An analysis of the of the preliminary purchase price of the net assets acquired per company based on fair values at the acquisition date is as follows:

- 2007 Acquisitions

a) On March 30, 2007, the Company announced the acquisition of 100% of the shares of Telecomunicaciones de Puerto Rico Inc. The shares were acquired from Verizon Communications, the government of Puerto Rico, Banco Popular and the employees of such company, who respectively held 52%, 28%, 13% and 7% of the shares. The total sale price was P. 20,820,940 (US$ 1,891 million.)

	Telecomunicaciones de Puerto Rico Inc.
Current assets	P.	5,015,120
Fixed assets		11,476,661
Trademarks		442,883
Other assets		5,445,013
Less:
Total liabilities		19,209,196

Fair value of net assets acquired		3,170,481

% of equity acquired		100%

Net assets acquired		3,170,481
Amount paid		20,820,940

Goodwill	P.	17,650,459

- 2006 Acquisitions

a) Compañía Dominicana de Teléfonos C. por A.

On December 1, 2006, the Company acquired 100% of the outstanding shares of Compañía Dominicana from Verizon Communications, Inc. for which the Company paid in cash P. 26,725,696 (U.S.$ 2,415,000)(U.S.$ 2.06 billion before net cash adjustments). The results of Dominicana have been included in the consolidated financial statements since that date. Compañía Dominicana provides telecommunications services, including cellular and fixed phone service, in the Dominican Republic. Dominicana is expected to contribute to the Company’s strategy to become the leading provider of wireless communication in Latin America.

	Compañía Dominicana de Teléfonos C. por A.
Current assets	P.	7,115,280
Fixed assets		8,695,397
Trademarks		207,741
Other assets		287,388
Less:
Total liabilities		2,728,633

Fair value of net assets acquired		13,577,173

% of equity acquired		100%

Net assets acquired		13,577,173
Amount paid		26,725,696

Goodwill	P.	13,148,523

Unaudited pro forma financial data

The following unaudited consolidated pro forma financial data for the six-month period ended June 30, 2006 and 2007 have not been audited and are based on the Company’s historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and (ii) licenses and adjustments related to depreciation of fixed assets of the acquired companies.

The unaudited pro forma adjustments assume that the acquisitions were made at the beginning of the period of acquisition and the immediately preceding period and are based upon available information and other assumptions that management considers reasonable. The pro forma financial information data does not purport to represent what the effect on the Company’s consolidated operations would have been had the transactions occurred at the beginning of each period, nor are they intended to predict the Company’s results of operations.

	Unaudited pro forma consolidated for the six-month period ended June 30
	2006		2007
Operating revenues:	P.	123,525,916	P.	146,148,383
Net income		23,378,137		30,708,134
Earnings per share (in Mexican pesos)		0.66		0.87

Subsequent Event

On August 23, 2007, we entered into an agreement for the acquisition of Oceanic Digital Jamaica Limited in Jamaica. The completion of the transaction is subject to regulatory approvals and other conditions.

8. Financial Instruments

At December 31, 2006 and June 30, 2007, the Company’s financial instruments are made up as follows:

	December 31, 2006		June 30, 2007
	Notional equivalent in millions
Financial instrument
Interest-rate swaps in pesos	P.	3,000	P.	2,000
Cross-currency swaps	USD	1,410	USD	1,110
Unrelated Interest-rate swaps and cross currency swaps	USD	400	USD	350
Forwards dollar-peso	USD	770	USD	1,225

With respect to the aforementioned financial instruments, the valuation gain (loss) for the period ended June 30, 2006 and 2007 amounted to P. 1,780,931 and P. (190,309), and have been included in the statement of income as part of comprehensive cost of financing under the caption “Other financing costs, net”.

The accumulated valuation effect of the financial instruments shown in the balance sheet at December 31, 2006 and at June 30, 2007 aggregate P. (1,025,464) and P. (914,838), respectively.

9. Accounts Payable and Accrued Liabilities

An analysis of the caption accounts payable and accrued liabilities is as follows:

	December 31, 2006		June 30, 2007
Suppliers	P.	42,196,433	P.	44,051,255
Sundry creditors		7,263,947		8,379,699
Interest payable		2,006,898		1,884,394
Accrued expenses		8,258,847		9,232,426
Guarantee deposits		496,156		525,553
Related parties		2,231,194		823,043
Others		499,496		341,641

Total	P.	62,952,971	P.	65,238,011

10. Debt

The company’s debt consists of the following:

		December 31, 2006				June 30, 2007
Currency	Debt type	Rate	Maturity from 2006 to	Total 2006		Rate	Maturity from 2007 to	Total 2007
U.S. Dollars
	Credits from Exim Bank	2.71% to 3.2%	2010	P.	881,621	2.71% to 3.2%	2010	P.	846,777
	Syndicated loans	L + 0.25%	2011		21,896,924	L + 0.25%	2011		21,732,200
	Fixed-rate senior notes	4.125% to 6.375%	2035		30,579,055	4.125% to 6.375%	2035		30,349,017
	Variable-rate senior notes	L(1) + 0.625% to L+.1%	2008		8,758,770	L +0.1%	2008		5,433,050
	Lines of credit (variable)	L + 0.40%	2007		328,454	L +0.25%	2007		325,983
	Capital leases	8.28% to 8.31% and L + 1.5% TIIE +.15%	2009		979,210	L +1.5% to L + 2.9%	2012		840,471

					63,424,034				59,527,498

Mexican pesos
	Domestic senior notes	Various	2010		16,149,510	Various	2010		5,650,000
	Lines of credit	7.35% to 7.42%	2007		4,980,690
	Capital leases	TIIE + .15%	2008		3,555,911	TIIE + .15%	2008		3,534,000
	Fixed- rate senior notes	8.46% to 9%	2036		13,080,600	8.46% to 9%	2036		13,000,000
	Commercial paper	7.23% to 7.46%	2007		3,018,600

	Subtotal Mexican pesos				40,785,311				22,184,000

Brazilian reais
	Lines of credit	10.5% to 11.9%	2014		829,584	9.25%	2014		913,876
	Subtotal Brazilian reais				829,584				913,876

Colombian pesos
	Commercial paper	7.8%	2007		733,552
	Bonds	IPC + 6.8% to 7.50% and 7.59%	2016		4,401,313	IPC + 6.8% to 7.50% and fixed rate 7.59%	2016		4,994,403

	Subtotal Colombian pesos				5,134,865				4,994,403

Other currencies
	Lines of credit	4.65% to 12.25%	2007		1,600,426	4.8% to 6.19%	2012		4,965,090

	Subtotal other currencies				1,600,426				4,965,090

	Total debt				111,774,220				92,584,867
	Less: Short-term debt and current portion of long-term debt				25,422,855				8,862,093

	Long-term debt			P.	86,351,365			P.	83,722,774

(1)	L = LIBOR or London Interbank Offer Rate
(2)	TIIE = Weighted interbank interest rate determined daily by the Banco de Mexico and published in the Official Gazette.
(3)	DTF = Fixed term deposits
(4)	IPC = Consumers price index

Except for the fixed-rate senior notes, interest rates on the Company’s debt is subject to variances in international and local rates. The Company’s weighted average cost of borrowed funds at June 30, 2007 was approximately 6.74% (6.88% in December 2006.)

Such rate does not include interest, commissions or the reimbursements for Mexican tax withholdings (typically 4.9% of the interest payment) that the Company must make to international lenders. In general, fees on financing transactions add ten basis points to financing costs.

An analysis of the Company’s short-term debt at December 31, 2006 and June 30, 2007 is as follows:

Debt type	December 31, 2006		June 30, 2007
Domestic senior notes	P.	10,967,580		—
Variable-rate securities		3,284,539	P.	5,433,050
Lines of credit used		6,909,561		959,984
Commercial paper		3,752,152		—
Total	P.	24,913,832	P.	6,393,034
Weighted average interest rate		7.44%		5.47%

An analysis of maturities of long-term debt is as follows:

Years	Amount
2008	P.	5,173,367
2009		7,540,808
2010		2,590,156
2011		21,877,628
2012		4,975,065
2013 and thereafter		41,565,750

Total	P.	83,722,774

Senior notes.- As of June 30, 2007, the Company had senior notes of US$ 3,293 million (P. 35,782 million) maturing between 2008 and 2035. Additionally, the Company had senior notes of P. 13,000 million maturing between 2016 and 2036. During 2006, América Móvil placed the following senior notes:

a) In December 2006, P. 8,000 million, maturing in 2036 and bearing annual interest of 8.46%, which is payable semiannually in June and December, beginning on June 18, 2007. In 2006, accrued interest on the notes was P. 24,591; in 2007, P. 340,280.

b) In December 2006, US$ 500 million (P. 5,474 million), maturing in 2008 and bearing variable annual interest at the three-month LIBOR plus 0.10%, which is payable quarterly beginning on March 27, 2007. In 2006 and 2007 accrued interest on the notes was P. 3,324 and P. 149,056, respectively.

All senior notes are unconditionally guaranteed by Telcel.

Lines of credit guaranteed by institutions to promote exports- The Company has medium- and long-term financing programs for the purchase of equipment, whereby certain institutions, in order to promote exports, provide financial support to purchase export equipment from their respective countries. The outstanding balance under these plans at December 31, 2006 and June 30, 2007 is P. 881,621 (US$81 million) and P. 846,777 (US$ 81 million), respectively.

Domestic senior notes- The Mexican Banking and Securities Commission (CNBV) has authorized the Company to establish five programs for the issuance of domestic senior notes guaranteed by Telcel. Four of these programs are for P. 5,000 million each, and the most recent program authorized by the CNBV in April 2006 is for P. 10,000 million. At December 31, 2006, the Company had made various placements for the first three programs for amounts ranging from P. 400 million to P. 1,750 million and maturities ranging from 3 to 7 years. At December 31, 2006 and June 30, 2007, the domestic senior note debt aggregates P. 7,093,710 and P. 5,650,000, respectively. In general, these issues bear a floating interest rate established as a percentage of either the Mexican weighted interbank interest rate (TIIE) or the Mexican treasury certificate (CETES) rate.

In addition to the above, the Company has a commercial paper program authorized by the CNBV for an amount of P. 3,000 million. As of June 30, 2007, the Company had no outstanding commercial paper debt.

General

At December 31, 2006 and June 30, 2007, the Company had a number of lines of credit and syndicated loans for approximately P. 22,225 million (US$2,030 million) and P. 22,058 million (US$ 2,030 million), respectively, bearing interest at LIBOR plus a spread. Such facilities have similar terms as to covenants, and under all of the credits América Móvil and Telcel are guarantors.

The Company is subject to financial and operating covenants under the loan agreements that limit América Móvil’s ability to incur in secured debt and pledge assets, to effect certain kind of mergers as a result of which the surviving entity would not be América Móvil or Telcel, or sell substantially all of its assets, to sell control of Telcel. These covenants also do not permit restrictions on the ability of Telcel to pay dividends or make distributions to América Móvil. The most restrictive financial covenants require América Móvil to maintain a consolidated ratio of debt to EBITDA not greater than 4.0 to 1.0 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1.0. For some of its loans, Telcel is subject to financial covenants similar to those applicable to América Móvil.

A number of the financing instruments are subject to either acceleration or repurchase at the holder’s option if there is a change in the Company’s control. At December 31, 2006 and June 30, 2007, the Company was in compliance with all of its loan covenants.

At June 30, 2007, approximately 87% of the total outstanding consolidated debt is guaranteed by Telcel.

11. Foreign Currency Position and Transactions

a) At December 31, 2006 and June 30, 2007, América Móvil had the following foreign-currency denominated assets and liabilities:

.	Foreign currency in millions
	December 31, 2006		June 30, 2007
	Amount of currency	Exchange rate- Mexican peso per currency	Amount of currency	Exchange rate- Mexican peso per currency
Assets
U.S. dollar	2,945	10.88	2,531	10.87
Quetzal (Guatemala)	3,550	1.43	1,809	1.41
Brazilian reais	2,633	5.09	2,772	5.64
Colombian peso	535,902	0.005	803,103	0.006
Argentinean peso	621	3.55	666	3.51
Uruguayan peso	887	0.445	860	0.453
Cordoba (Nicaragua)	1,160	0.604	1,245	0.589
Lempira (Honduras)	336	0.572	310	0.571
Chilean peso	104,002	0.02	137,845	0.03
Peruvian sol	293	3.40	274	3.43
Guarani (Paraguay)	136,906	0.002	230,795	0.002
Dominican peso	22,478	0.322	24,797	0.325
Euro	108	14.36	2	14.71
Swiss franc	53	8.93	97	8.79
Liabilities
U.S. dollar	(8,951)	10.88	(9,260)	10.87
Quetzal (Guatemala)	(1,348)	1.43	(1,252)	1.41
Brazilian reais	(4,769)	5.09	(3,514)	5.64
Colombian peso	(1,405,956)	0.005	(1,112,032)	0.006
Argentinean peso	(909)	3.55	(613)	3.51
Uruguayan peso	(374)	0.445	(413)	0.453
Cordoba (Nicaragua)	(1,219)	0.604	(1,277)	0.589
Lempira (Honduras)	(945)	0.572	(643)	0.571
Chilean peso	(149,079)	0.02	(114,603)	0.03
Peruvian sol	(67)	3.40	(455)	3.43
Guarani (Paraguay)	(154,906)	0.002	(213,566)	0.002
Dominican peso	(10,120)	0.322	(9,538)	0.325

b) In the six-month periods ended June 30, 2006 and 2007, the Company had the following transactions denominated in foreign currencies. Currencies other than the US dollar were translated to US dollars using the average exchange rate for the period.

	Thousands of U.S. Dollars
	2006	2007
Net revenues	4,270,074	7,762,026
Operating costs and expenses	3,912,803	6,320,518
Interest income	103,530	370,152
Interest expense	207,524	240,832
Other expense, net	(73,937)	(46,916)

12. Commitments and Contingencies

a) Payment guarantees with suppliers

At June 30, 2007, some of the Company’s subsidiaries had commitments to acquire equipment for their GSM networks for up to approximately US$132.6 million (approximately P. 1,141,126).

b) Contingencies

Telcel

Cofeco

The Comisión Federal de Competencia (“Mexican Federal Antitrust Commission” or “Cofeco”) brought administrative proceedings against Radiomóvil Dipsa, S.A. de C.V. (“Telcel”) for alleged anti-competitive behavior primarily in connection with (i) actions carried out by certain Telcel distributors in relation to the purchase and sale of cellular phones; (ii) exclusivity agreements entered into with certain content providers; (iii) the refusal to grant interconnection to a certain provider of “trunking” services for the exchange of short message services; and (iv) antitrust practices in the interconnection market. These proceedings are in varying procedural stages, and no final ruling against Telcel has been issued, except for the proceeding related to the exchange of short message services, in which we obtained a favorable resolution. Also, Telcel has been informed of pending administrative investigations regarding antitrust practices in the interconnection services market. If Telcel is unsuccessful in challenging any of the aforementioned proceedings, they may result in significant fines or specific regulations applicable to Telcel. Telcel has not made provisions in its financial statements for these potential liabilities, because at the date of the financial statements, the amount of the possible contingency could not be reasonably estimated.

Interconnection

In December 2004, Telcel reached an agreement with various other telecommunications service providers as to the interconnection fees applicable under the “calling party pays” system for the period from January 1, 2005 until December 31, 2007. The agreement called for a gradual reduction of 10% per year in interconnection fees charged under the “calling party pays” system from the 2004 rate of P. 1.90 per minute to P. 1.39 by the end of 2007. The agreement also contemplated that these reductions would be reflected in the tariffs charged by fixed operators to their users. The new framework was promoted by the Comisión Federal de Telecomunicaciones (the “Mexican Federal Communications Commission” or “Cofetel”) and the related agreements were registered with Cofetel.

Certain telecommunications service providers have since challenged the new framework, arguing that the proposed interconnection fees did not properly take into account costs associated with the interconnection fee applicable under the “calling party pays”, and have initiated proceedings with Cofetel to obtain its intervention in resolving the matter. A ruling on the interconnection dissent was issued by Cofetel, of which Telcel was notified on September 4, 2006.

Based on Cofetel’s ruling, the interconnection rate for “calling party pays” calls that the dissenting operators must pay Telcel from January 2005 through December 2006 are as follows: P. 1.71 per minute or fraction thereof during 2005; P. 1.54 pesos per minute or fraction thereof from January through September 2006; P. 1.23 pesos per minute or fraction thereof from October through December 2006.

Furthermore, Cofetel determined the interconnection rate for “calling party pays” calls that the dissenting operators must pay Telcel from January 2007 through December 2010 on a per minute basis, as well as the rate for the period measured in seconds. That is, the duration of all completed calls measured in seconds is tallied up, and such amount is rounded off to the next minute (rounding off per second). This differs from the rate computation through December 2006, whereby the duration of each call was rounded off to the next minute to reach the total amount of time the infrastructure was used (rounding off per minute).

Cofetel determined the following rates for the period from 2007 through 2010: P. 1.23 per minute of interconnection during 2007; P. 1.12 per minute of interconnection during 2008; P. 1.00 per minute of interconnection during 2009; and P. 0.90 per minute of interconnection during 2010. All rates are to be computed in accordance with the above-mentioned rounding-off-per-second plan. Due to the change in rates, Cofetel established that the cellular operator must apply a premium on the total amount of interconnection minutes invoiced from 2007 through 2009, as follows: 25% during 2007; 18% during 2008 and 10% during 2009.

Cofetel’s ruling is not to Telcel’s satisfaction and therefore Telcel filed for relief (amparo) against such rulings. Telcel obtained a favorable resolution of the relief (amparo), which has been appealed by the damaged third parties. This appeal is pending resolution in the corresponding court. Certain fixed-line operators also initiated proceedings (juicios de nulidad) requesting the resolution to be declared null. During the last quarter 2006 and first quarter 2007, the Company reached an agreement with all the cellular and some of the local fixed operators, including Telmex and some of the dissenting operators, to put on effect the following rates for the period from 2007 through 2010: P. 1.34 per minute or fraction of interconnection during 2007, P. 1.21 per minute or fraction of interconnection during 2008, P. 1.09 per minute or fraction of interconnection during 2009 and P. 1.00 per minute or fraction of interconnection during 2010. The agreed rates must be computed using the round-off per minute plan.

At this date Telcel is only applying the rates established in Cofetel’s ruling to the remaining fixed local operators, since it did not file a motion for a precautionary measure to suspend the effects of the rulings with the corresponding court, Telcel is awaiting the final ruling from the courts to determine how it will proceed.

At this time, it is impossible to determine the probable outcome of the proceedings Telcel brought against the ruling.

Short message services (SMS).

Under the terms of its concessions for the 800 megahertz spectrum, Telcel must pay the federal government a royalty based on gross revenues from concessioned services. The royalty is levied at rates that vary from region to region, but averages approximately 6%.

Telcel believes that short message services are value-added services, which are not concessioned services, and that revenues from short message services should not be subject to this royalty.

In related proceedings, Cofetel has ruled that short text messages are subject to the interconnection regulatory regime and that such services do not constitute value-added services. Telcel is currently disputing these issues in an administrative proceeding, but has made provisions in its financial statements for this potential liability for an amount of P. 375 million.

Trademarks tax assessment

On March 3, 2006, the Sistema de Administración Tributaria (the “Mexican Tax Administration System” or “SAT”), notified Telcel of an assessment of P. 271.6 million (P. 150.2 million plus adjustments, fines and late fees) as a result of a tax deduction made by Telcel in 2003 of P. 1,221.9 million in connection with royalty payments made to another subsidiary of América Móvil related the use of certain trademarks. The Company believes such assessment to be unjustified, since Mexican income tax law allows the deduction of royalties. Consequently, the Company has filed suit against such assessment. Also, on June 4, 2007, the SAT notified the Company of an additional assessment of P. 522 million (P. 249.2 plus adjustments, fines and late fees) as a result of a tax deduction made by the Company in 2003 of P. 733.1 million in connection with the aforementioned royalty payments. Based on the foregoing, Telcel also expects that the SAT will challenge similar deductions for royalty payments made during 2004, 2005 and 2006. The Company has not made provisions in its financial statements for this potential liability because, based on the strength of its legal arguments, the Company believes that it will successfully challenge these assessments.

Comcel

Voice/IP

In March 2000, the Superintendencia de Industria y Comercio (the “Colombian Superintendency of Industry and Commerce” or “SIC”) issued Resolution No. 4954, requiring Comunicación Celular, S.A. (“Comcel”) to pay a fine of approximately US$100 thousand (approximately P. 1 million) for alleged anti-competitive behavior. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. The long distance operators estimated their damages to be US$70 million (approximately P. 761 million). Comcel requested an administrative review of the damages decision, which was denied in June 2000. Comcel appealed, and the appeal was rejected in November 2000. Comcel resubmitted the appeal in February 2001. Comcel also filed a special action in court challenging the denial of the administrative review.

Following a series of court proceedings, a Colombian appeals court in June 2002 ordered that Comcel’s February 2001 appeal be granted and that the administrative decision against Comcel be reviewed.

After additional proceedings, the Constitutional Court revoked the previous decision and ordered the continuance of the procedure for the determination of damages to the other operators. In the opinion of counsel representing Comcel in this matter, in the event the SIC decides to award damages to the long distances service providers, the amount of such damages should not exceed the income received by Comcel from the provision of Voice over IP services, an amount which is substantially lower than the amount estimated by the long distance service providers. Comcel has made the appropriate provisions in its financial statements with respect to this potential liability. There can be no assurance that the amount of damages ultimately determined by the SIC will be consistent with Comcel’s counsel’s opinion. Comcel expects to continue pursuing all available legal actions after a decision on damages is rendered.

Distributors

In October 2006, Comcel was notified of an arbitration proceeding initiated against it by Movitell, Ltda. (“Movitell”), which was a distributor of Comcel until September 2006. In August 2007, Comcel was also notified of an arbitration proceeding initiated against it by CMV Celular S.A. (“CMV”) and Autos del Camino Ltda. (“Autos del Camino”), which were distributors of Comcel until July 2006 and June 2007, respectively. In these proceedings, the distributors allege: (i) abuse of dominant position on Comcel’s part; (ii) the existence of an agency relationship between Comcel and the distributors; and (iii) breach of contract and commercial liability on the part of Comcel. Claimants seek to recover approximately US$14.5 million (approximately P. 157.6 million) from Comcel. In February 2007, Comcel was notified of an arbitration proceeding initiated against it by Tecnoquímicas, S.A., which was a prepaid cards distributor of Comcel until July 2006. In the proceeding, the distributor alleges breach of contract and commercial liability on the part of Comcel. Claimant seeks to recover approximately US$35 million (approximately P. 380 million) from Comcel. Comcel has made the appropriate provisions in its financial statements with respect to these potential liabilities.

In the opinion of counsel representing Comcel in these matters, in the event the decision awards payment to the distributors by Comcel, the amount of these payments would not be as requested by them. There can be no assurance that the awards will be consistent with Comcel’s counsel’s opinion.

Telecom Américas

Related Anatel inflation adjustments

The Agência Nacional de Telecomunicações (the “Brazilian Federal Communications Commission” or “ANATEL”) has challenged each of Tess, S.A. (“Tess”) and ATL-Telecom Leste, S.A. (“ATL”) regarding the calculation of inflation-related adjustments due under these companies’ concession agreements with ANATEL. Forty percent of the concession price under each of these agreements was due upon execution and 60% was due in three equal annual installments (subject to inflation-related adjustments and interest) beginning in 1999. Both companies have made these concession payments, but ANATEL has rejected the companies’ calculation of the inflation-related adjustments and requested payment of the alleged shortfalls. The companies have filed declaratory and consignment actions in Brazilian courts seeking resolution of the disputes. The court of first instance ruled against ATL’s filing for declaratory action in October 2001 and ATL’s filing for consignment action in September 2002. Subsequently, ATL filed appeals, which are pending.

In September 2003, the court of first instance ruled against Tess’ filing for consignment action. Subsequently, Tess filed an appeal, which is still pending. No ruling has been made to date with respect to the declaratory action filed by Tess. The aggregate contested amounts were approximately US$178 million (including potential penalties and interest) (approximately P. 1,934 million) at December 31, 2005. Based on the opinions of their legal advisors, both ATL and Tess have made provisions in their financial statements for this potential liability.

BNDESPar

Prior to the acquisition of Telet, S.A. (“Telet”) and Americel, S.A. (“Americel”) by Telecom Americas Limited (“Telecom Americas”), BNDESPar, a subsidiary of BNDES, the Brazilian development bank, had entered into investment and other shareholder agreements with Americel, Telet and certain of their significant shareholders. Under these agreements, BNDESPar had the right, among others, to participate in the sale of shares of Telet and Americel in the event of certain transfers of control, for so long as BNDESPar held 5% of the share of capital in those companies. In October 2003, Telecom Americas increased the capital of each of Telet and Americel and BNDESPar’s ownership fell below 5% from approximately 20% in each, as it elected not to exercise its preemptive rights. Subsequently, BNDESPar sent official notices to Telet and Americel reserving its rights under the agreements with respect to certain past transfers of shares. In November 2004, BNDESPar filed a lawsuit with the competent court of Rio de Janeiro claiming that BNDESPar is entitled to sell its shares in Telet and Americel to Telecom Americas for approximately US$164 million (approximately P. 1,782 million). The Company does not believe that BNDESPar has valid grounds for its claims against Telecom Americas, and Telecom Americas is defending itself vigorously against these claims. Neither America Móvil or Telecom Americas can provide assurance, however, that Telecom Americas will ultimately prevail. Telecom Americas has not made provisions in its financial statements for these potential liabilities.

Lune patent case

A Brazilian company claims that wireless operators in Brazil have infringed its patent over certain caller I.D. technology. The plaintiff first brought a patent infringement case in a state court in Brasília, Federal Capital of Brazil, against Americel and later brought cases, as part of two separate proceedings, against other 23 defendants, including all of Americel’s other operating subsidiaries in Brazil. Although the Company believes that the patent does not cover the technology that is used by Americel to provide caller I.D. services, Americel lost the case at the trial level and on first appeal. After the judgment against Americel was rendered, a federal court in Rio de Janeiro, Brazil, rendered a preliminary injunction decision suspending the effects of the patent in an action filed by a supplier of caller I.D. technology. Americel filed three special appeals against the decision of the state court in Brasilia, seeking review at the Superior Court of Justice (which is the highest court in Brazil to decide on questions of federal law) and Supreme Court (the highest court in Brazil to decide on questions of constitutional law).

The Court of Appeals has determined that two of Americel’s special appeals will be heard by the Superior Court of Justice. Americel’s request for a special appeal before the Supreme Court has been denied. Americel filed a motion requesting the reversal of this decision which is still pending. Americel intends to continue vigorously defending itself against this claim.

The cases against the other operators are still on their initial stages. The plaintiff has brought these cases to the same state trial court that heard the case against Americel, but the defendants have requested that the cases be remitted to another court on jurisdictional grounds. The Americel judgment does not bind other state courts or federal courts of Brazil. América Móvil and its Brazilian subsidiaries will continue vigorously defending them against these claims, and do not expect that there will be a resolution of these other cases within the next several years.

In the case of Americel, the plaintiff has been requested to initiate the necessary proceedings relating to the execution. The court has estimated that the award for damages could reach as high as approximately US$270 million (approximately P. 2,934 million). In September 2006, the Higher Court of Justice of Brazil unanimously ruled to stay the trial, due to a court order that suspended the validity of the patent in question. The trial shall remain interrupted as long as the patent remains suspended until such time as it is reviewed by the court at the end of September 2007. Furthermore, Americel is benefited from limited contractual compensations from its equipment supplier (Nortel Networks). Due to the above-mentioned interruption, Americel has not made provisions in its financial statements to cover these potential liabilities.

13. Transactions with Related Parties

In six-month periods ended June 30, 2006 and 2007, the Company had the following significant transactions with related parties (mainly with Teléfonos de México, S.A.B. de C.V. “Telmex”):

	2006		2007
Revenues:
CPP interconnection fees (1)	P	. 6,671,017	P	. 6,325,754
Costs and expenses:
Payments of interconnection cost, long-distance, circuits and others (2)		1,602,185		1,640,476
Commercial, administrative and general:
Advertising		559,408		619,968
Others, net		105
Interest expense, net		83,306		611

(1)	Interconnection fees from CPP: incoming calls from a fixed-line telephone to a wireless telephone. The interconnection agreements specify the number of connection points, locations of interconnection points, the method by which signals must be transmitted and received and the costs and fees of interconnection.
(2)	Includes: a) interconnection (cost): payments for outgoing calls from the wireless network to the fixed-line network; b) long-distance: payments for the use of national and international long-distance; and c) leases of buildings and other cellular space.

14. Stockholders’ Equity

Shares

a) The Company’s capital stock consisted of a fixed amount of P. 402,900 (historical), represented by 48,348 million shares (including treasury shares), divided into: (i) 11,420 million were common registered Series “AA” shares, with no par value; (ii) 979 million were common registered Series “A” shares, with no par value and; (iii) 35,947 million were registered Series “L” shares, with no par value and limited voting rights. All of the above-mentioned shares were fully subscribed and paid in.

b) As a result of the merger, the Company’s fixed capital sock is composed of a fixed amount of P. 397,873 (historical), represented by a total of 47,744 million shares (including treasury shares), divided into Series “AA”, Series “A” and Series “L” shares, all of which are fully subscribed and paid in.

c) Holders of Series “AA” and Series “A” shares have full voting rights. Holders of Series “L” shares are entitled to vote only to elect two members of the Board of Directors and the corresponding alternate directors. The voting rights of Series “L” holders are restricted to the following matters: extension of the term of incorporation of América Móvil, its voluntary dissolution or a change in its corporate purpose, change in its nationality, transformation of América Móvil from one type of company to another, any merger of América Móvil, as well as the cancellation of the registration of the shares issued by the Company in the National Registry of Securities and Intermediaries and in other foreign stock exchanges, with the exception of valuation systems or other markets not organized as stock exchanges. Series “AA”, and “A” shares confer the same rights and obligations on the holders. The Company’s bylaws contain restrictions and limitations related to the subscription and acquisition of Series “AA” shares by foreign investors.

d) Capital Stock at December 31, 2006 and June 30, 2007 was represented by 35,303 (10,860 Series “AA”, 571 Series “A” and 23,872 Series “L” shares) and 35,163 (11,712 Series “AA”, 558 Series “A” and 22,893 Series “L” shares) million shares, respectively, (after giving retroactive effect to the split, treasury shares and merger), which represented fixed capital stock at such date.

At December 31, 2006 and the six-month period ended June 30, 2007, the Company had 12,440 (12,409 Series “L” and 31 Series “A” shares) and 12,582 (12,550 Series “L” and 32 Series “A” shares) million treasury shares, respectively. Pursuant to the Extraordinary Shareholders’ Meeting held on February 23, 2007, the Company had 12,456 (12,425 Series “L” and 31 Series “A” shares) million treasury shares.

e) In conformity with the Company’s bylaws, Series “AA” shares must represent at all times no less than 20% and no more than 51% of the Company’s capital stock and also must represent at all times no less than 51% of the combined number of Series “AA” and Series “A” (common shares) with full voting rights.

Series “AA” shares may only be subscribed or acquired by Mexican individuals, Mexican corporations and/or trusts expressly authorized to do so in conformity with the applicable legislation in force.

Common “A” shares, which may be freely subscribed, must account for no more than 19.6% of the Company’s capital stock and no more than 49% of the common shares. Common shares may not represent more than 51% of the Company’s capital stock.

The combined number of Series “L” shares, which have limited voting rights and may be freely subscribed, and Series “A” shares may not exceed 80% of the Company’s capital stock. For purposes of determining these restrictions, the percentages mentioned above refer only to the number of shares outstanding.

Dividends

f) On April 26, 2006, the Company’s stockholders approved payment of a cash dividend of $0.06 pesos per share payable in full on July 26, 2006 for a total amount of P. 2,220,156.

On April 27, 2007, the Company’s stockholders approved payment of a cash dividend of $0.20 pesos per share payable in full on July 27, 2007 for a total amount of P. 7,009,329.

All the information has been adjusted to give retroactive effect to the business combination and split carried out; consequently, the information above may not necessarily coincide with the information shown in the legal records of the dates on which the stockholders’ meetings were held.

The aforementioned dividends were paid from the net tax profit account (CUFIN).

Subsequent Event

On October 10, 2007, the Company announced that its Board of Directors will submit a proposal to the shareholders regarding a single payment on November 6, 2007 of a cash dividend of P. 1.00 (one peso), to each of the series of shares “AA”, “A” and “L” that represent the capital stock of the Company. The total amount of the dividend is subject to adjustments related to any issuance or buyback of shares, among other corporate events that may alter the number of shares outstanding at the time the dividend is paid. The shareholders’ meeting has been called to occur by October 31, 2007.

Repurchase of shares

g) During the year ended December 31, 2006 and the six-month period ended June 30, 2007, the Company had repurchased shares, as shown below. The amount of the repurchase price in excess of the capital stock portion of the shares was charged to retained earnings:

	No. of shares in millions		Amount in thousands of Mexican pesos				Historical amount in thousands of Mexican pesos
Year	Series “L” shares	Series “A” shares	Series “L” shares		Series “A” shares		Series “L” shares		Series “A” shares
2006	338	0.5	P.	7,553,906	P.	9,737	P.	7,262,485	P.	9,382
2007 (six months)	141	0.2	P.	3,905,285	P.	6,204	P.	3,910,006	P.	6,208

h) In conformity with Article 20 of the Mexican Corporations Act, at least 5% of the Company’s net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock.

15. Income Tax

a) Mexico

1) Effective January 1, 2002, the Ministry of Finance and Public Credit authorized América Móvil to consolidate the group tax returns of its Mexican subsidiaries. Global Central América, S.A. de C.V., one of the Company’s subsidiaries, is excluded from this tax consolidation.

Through December 31, 2004, tax consolidation was allowed at 60% of tax losses and taxable earnings of those Mexican subsidiaries authorized to be consolidated for tax purposes. Starting on January 1, 2005, tax consolidation of tax losses and taxable earnings of Mexican subsidiaries is allowed at 100%.

2) The corporate income tax rate for the years 2006 and 2007 was 29% and 28%, respectively.

Effective January 1, 2005, the income tax rate will be 30% and will be reduced by one-percentage point annually until it reaches 28% in 2007 and succeeding years.

3) An analysis of income tax charged to results of operations for the six-month period ended June 30, 2006 and 2007 is as follows:

	June 30,
	2006		2007
Current year	P.	6,658,643	P.	11,399,464
Deferred tax		197,067		418,159

Total	P.	6,855,710	P.	11,817,623

Since current tax legislation recognizes partially the effects of inflation on certain items that give rise to deferred taxes, the current year net monetary effect on such items has been reclassified in the statement of income from the monetary position result to current year deferred income tax cost.

4) An analysis of the temporary differences giving rise to the deferred income tax liability is as follows:

	December 31, 2006		June 30, 2007
Deferred tax assets
Accrued liabilities	P.	(2,228,985)	P.	(2,442,337)
Other		(1,076,407)		(823,822)
Deferred revenues		(1,639,206)		(1,434,595)
Tax loss carryforwards		(12,523,473)		(14,461,206)

		(17,468,071)		(19,161,960)
Deferred tax liabilities
Fixed assets		3,240,783		3,160,703
Sale and leaseback		2,257,285		1,115,131
Inventories		1,260,233		1,033,804
Licenses		567,224		761,764
Royalty advances		444,633		885,858

		7,770,158		6,957,260
Less: Valuation allowance		13,114,374		15,788,070

Total deferred tax liability	P.	3,416,461	P.	3,583,370

Subsequent event

On October 1, 2007, Mexico enacted a significant new tax law. The most significant change in the Mexican tax law relates to the creation of a new minimum corporate tax called the Flat Rate Business Tax (Impuesto Empresarial a Tasa Única, hereinafter referred to as IETU), which would replace the existing asset tax. The IETU is intended as a minimum tax and qualifies as an income tax that is required to be accounted for in accordance with FAS 109. The regular income tax law will continue to apply, however, and to the extent the IETU exceeds the regular income tax, the IETU will be due. The IETU effectively creates a dual tax system in Mexico. Unlike the U.S. alternative minimum tax (AMT), tax paid under the IETU is not creditable against regular tax. As a result, it does not qualify to be accounted for under FAS 109 as an AMT. Instead, the Company will have to determine which tax regime they will be taxed under on a prospective basis and compute its provision for income taxes, including the applicable deferred tax balances, accordingly. The Company´s evaluation of the impact IETU will have on its financial position and results of operations is ongoing.

16. Segments

América Móvil operates primarily in one operating segment (cellular services); however, as mentioned in Note 1 above, the Company has international telecommunications operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Brazil, Argentina, Colombia, United States, Honduras, Chile, Peru, Paraguay, Uruguay, Dominican Republic and Puerto Rico. The accounting policies for the segments are the same as those described in Note 2 of the audited financial statements as December 31, 2006.

Company management analyzes the financial and operating information by geographical segment. However, the information for significant subsidiaries, whose income aggregates more than 10% of consolidated revenues and more than 10% of consolidated assets, is presented separately.

In 2006, the Company decided to change the presentation of its segments note, by grouping it by geographic regions, so as to make the financial information easier and more understandable. The information by segments of prior years was reclassified in accordance with the grouping made in 2006. A summary of the information by geographical segment is as follows:

	Mexico(1)	Brazil	MERCOSUR(2)	Colombia	Andean(3)	Central América(4)	U.S.A.	Caribbean(5)	Eliminations	Consolidated total
June 30, 2006
Operating revenues	77,766,646	17,387,849	9,253,407	10,328,659	5,947,257	8,280,890	7,367,422		(25,425,406)	110,906,724
Depreciation and amortization	3,561,877	4,647,405	910,284	1,474,061	737,889	1,584,962	114,811			13,031,289
Operating income (loss)	22,177,764	(1,490,962)	3,098,169	1,497,348	692,105	2,666,451	45,831		(355,430)	28,331,276
Segment assets	420,868,564	80,439,958	22,805,755	29,617,727	16,778,311	35,392,705	5,644,800		(322,907,778)	288,640,042

June 30, 2007
Operating revenues	92,068,752	25,026,435	12,371,496	14,281,342	7,639,114	8,095,822	7,719,619	8,436,801	(32,837,055)	142,802,326
Depreciation and amortization	3,909,531	5,276,421	1,218,033	1,958,608	890,489	1,778,337	130,363	1,267,906		16,429,688
Operating income (loss)	27,859,187	1,537,266	1,179,108	4,436,753	1,637,235	2,334,852	958,793	2,125,963		42,069,157
Segment assets	535,618,416	82,424,703	27,979,353	33,195,675	16,210,331	34,496,058	5,742,281	67,976,169	(471,176,425)	332,466,561

(1)	Mexico includes Telcel and corporate operations and assets.
(2)	Mercosur includes Argentina, Chile, Paraguay and Uruguay.
(3)	Andean includes Ecuador and Peru.
(4)	Central América includes Guatemala, El Salvador, Honduras and Nicaragua.
(5)	Caribbean includes Dominican Republic and Puerto Rico.

17. Differences between Mexican and U.S. GAAP

The Company’s unaudited consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (Mexican FRS), which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP).

The reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican FRS (Bulletin B-10), as permitted by the U.S. Securities and Exchange Commission rules.

The principal differences between Mexican FRS and U.S. GAAP, as they relate to the Company, are described below together with an explanation, where appropriate, of the method used to determine the adjustments that affect operating income, net income, total stockholders’ equity and cash flows provided by operating, investing and financing activities.

Cash Flow Information:

Under Mexican Financial Reporting Standards (FRS), the Company presents consolidated statements of changes in financial position, as described in Note 2. The changes in the consolidated financial statement balances included in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos (including monetary and foreign exchange gains and losses).

Statement of Financial Accounting Standards (SFAS) No.95, “Statement of Cash Flows,” does not provide guidance with respect to inflation-adjusted financial statements. In accordance with Mexican Financial Reporting Standards (FRS), the changes in current and long-term debt due to restatement in constant pesos, including the effect of exchange differences, are presented in the statement of changes in financial position in the financing activities section. The Company has adopted the guidance issued by the AICPA SEC Regulations Committee’s International Practices Task Force in its meeting held on November 24, 1998, encouraging foreign registrants that file price level-adjusted financial statements to provide cash flow statements that show separately the effects of inflation on cash flows.

If the monetary gain and the exchange gain or loss related to the debt were treated as components of operating activities, summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

	Six-month periods ended June 30,
	2006 (As adjusted)		2007
Operating activities:
Net income	P.	17,041,244	P.	27,743,490
Depreciation and amortization		14,222,668		18,281,772
Deferred taxes		2,565,135		2,137,771
Monetary effect		(1,163,120)		(1,695,852)
Equity in results of affiliates and minority interest		898		40,564
Effect of exchange rate differences on debt		(1,021,270)		1,233,074
Trading securities		(590,728)		1,385,610
Change in operating assets and liabilities		2,711,105		(5,152,364)

Cash provided by operating activities		33,765,932		43,974,065
Financing activities:
New loans		37,871,867		3,161,604
Repayment of loans		(17,790,931)		(20,429,152)
Purchase of Company’s own shares		(4,753,376)		(3,911,489)
Cash dividends paid		(651,926)		(3,799)

Cash (used in) provided by financing activities		14,675,634		(21,182,836)

Investing activities:
Investment in plant property and equipment		(17,393,862)		(26,984,919)
Investment in trademarks				(442,883)
Investment in licenses		(587,406)		(994,252)
Initial cash from companies acquired				2,347,637
Investment in subsidiaries and affiliated companies				(19,988,698)
Minority interest		161,808		(127,821)
Investment in securities available for sale				(789,100)

Cash used in investing activities		(17,819,460)		46,980,036

Effect of inflation accounting		(706,077)		(1,472,126)

Net increase (decrease) in cash and cash equivalents		29,916,029		(25,660,933)
Cash and cash equivalents at beginning of year		12,410,392		41,661,777

Cash and cash equivalents at end of year	P.	42,326,421	P.	16,000,844

Acquisition of minority interest

Mexican FRS, Bulletin B-7, requires that acquisitions of minority interests be deemed to be an equity transaction between entities under common control, and any difference between the purchase price paid and the carrying value of the net assets acquired is recognized in equity, whereas under U.S. GAAP, the acquisition of minority interest is treated as a business combination, and any difference between the purchase price paid and the fair value of the net assets acquired is treated as goodwill.

As of December 31, 2006 and June 30, 2007, the reconciliation of stockholders’ equity includes a P. 895,012 and P. 906,925 adjustments related to acquisition of minority interests, respectively.

Accounting for Consideration Given by a Vendor to a Customer

EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer” (EITF 01-9) addresses the income statement characterization of consideration given by a vendor to a customer. EITF 01-9 is relevant to the Company particularly in respect to accounting for commissions paid to distributors with respect to the activation of postpaid plans, the commissions that are paid to distributors only if a distributor completes a specified cumulative level of revenue transactions and commissions paid to distributors when a customer remains with the Company for a specified time period.

Application of EITF 01-9 results in a reclassification for U.S. GAAP purposes of commissions paid to distributors from commercial and administrative expenses to reductions in operating revenues of P. 5,172,806, and P. 5,692,306 for the six-month period ended June 30, 2006 and 2007, respectively.

Accounting for Revenue Arrangements with Multiple Deliverables

EITF 00-21 “Accounting for revenue arrangements with multiple deliverables” addresses certain aspects of accounting for sales that involve multiple revenue generating products and/or services sold under a single contractual agreement. For América Móvil, this rule became effective for sales agreements entered into beginning January 1, 2004. For U.S. GAAP purposes, the Company accounts for these arrangements as separate units of accounting, including the wireless service and handset. Arrangement consideration received for the handset is recognized as equipment sales when the handset is delivered and accepted. Arrangement consideration received for the wireless service is recognized as service revenue when earned.

Income Taxes

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48 (“FIN No. 48”), Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109. FIN No. 48 provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. This interpretation also prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position that an entity takes or expects to take in a tax return. Under FIN No. 48, an entity may only recognize or continue to recognize tax positions that meet a “more likely than not” threshold.

In the ordinary course of business, there is an inherent uncertainty in quantifying our income tax positions. The Company assesses its income tax positions and records tax benefits for all years subject to examination based on management’s evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, the Company has recognized the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the Company’s financial statements.

As a result of implementation of FIN No. 48, the Company performed a review of its uncertain tax positions in accordance with FIN No. 48 and concluded that there were no adjustments required to uncertain tax positions. As of the adoption date, the Company had no accrued interest expense or penalties related to the unrecognized tax benefits. Interest and penalties, if incurred, would be recognized as a component of income tax expense.

Effects of Inflation Accounting on the U.S. GAAP Adjustments:

To determine the net effect on the consolidated financial statements of recognizing the adjustments described above, it is necessary to recognize the effects of applying the Mexican Financial Reporting Standards (FRS) inflation accounting provisions (described in Note 2) to such adjustments. These effects are taken into consideration in the preparation of U.S. GAAP reconciliations of net income, operating income and equity.

Summary

Net income, operating income and total stockholders’ equity, adjusted to take into account the material differences between Mexican Financial Reporting Standards (FRS) and U.S. GAAP, are as follows:

	Six month periods ended June 30
	2006		2007
	(As adjusted)
Net income before minority interest as reported under Mexican Financial Reporting Standards (FRS)	P.	21,389,838	P.	30,558,251
U.S. GAAP adjustments:
Capitalized interest of net financing cost		428,276		815,312
Depreciation of capitalized interest		(102,666)		(230,756)
Deferred income tax on U.S. GAAP adjustments		(2,465,913)		(1,701,854)
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI		(1,093,630)		(1,684,667)
Deferred employee profit sharing on U.S. GAAP adjustments		97,845		(17,758)
Increase in value on licenses		(1,195,636)
Amortization expense of licenses		4,917		63,339
Effects of inflation accounting on U.S. GAAP adjustments		13,075		21,986
Minority interest		(34,862)		(80,363)

Total U.S. GAAP adjustments, net		(4,348,594)		(2,814,761)

Net income under U.S. GAAP	P.	17,041,244	P.	27,743,490

Weighted average of common shares outstanding (in millions):		35,570		35,248

Net income per share under U.S. GAAP (in pesos):	P.	0.48	P.	0.79

After giving effect to the foregoing adjustments for depreciation of capitalized interest and the difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI, difference amortization of licenses, operating income under U.S. GAAP totaled P. 26,042,106 and P. 40,199,315, in the six-month periods ended June 30, 2006 and 2007, respectively.

	Audited December 31, 2006		Unaudited June 30, 2007
Total stockholders’ equity under Mexican Financial Reporting Standards (FRS)	P.	110,315,213	P.	130,851,862
U.S. GAAP adjustments, net of effects of inflation on monetary items:
Capitalized interest or net financing cost		4,512,048		5,327,360
Accumulated depreciation of capitalized interest or net financing cost		(1,414,441)		(1,645,197)
Deferred income tax from US GAAP		(3,756,464)		(5,437,045)
Deferred employee profit sharing from US GAAP		(118,949)		(135,995)
Deferred taxes on the difference between the indexed Cost and replacement cost valuation of fixed assets		(460,705)		(460,527)
Difference between the restatement of fixed assets based on Specific indexation factors and on the basis of the NCPI		9,858,555		10,854,256
Non-amortization of goodwill		4,347,786		4,347,786
Application of additional negative goodwill of ATL to Goodwill		(732,362)		(732,362)
EITF 00-21		(506,171)		(506,171)
Net gain on sale to affiliate		(51,719)		(51,719)
Reversal of net gain on licences		(1,066,460)		(1,084,000)
Amortization expense of licenses		(17,540)		63,339
Minority interest		(663,498)		(616,039)
Minority interest acquisitions		895,012		906,925

Total U.S. GAAP adjustments, net		10,825,092		10,830,611

Total stockholders’ equity under U.S. GAAP	P.	121,140,305	P.	141,682,473

Recent accounting pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) ratified the consensus on Emerging Issues Task Force (EITF) Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (“EITF No. 06-3”). The scope of EITF No. 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, Universal Service Fund (“USF”) contributions and excise taxes. The Task Force concluded that entities should present these taxes in the income statement on either a gross or net basis, based on their accounting policy, which should be disclosed pursuant to APB Opinion No. 22, Disclosure of Accounting Policies. If such taxes are significant and are presented on a gross basis, the amount of those taxes should be disclosed.

The consensus on EITF No. 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. The Company adopted EITF Issue No. 06-3 on

January 1, 2007. The Company currently records sales, use and excise taxes and USF contributions on a net basis in the consolidated financial statements. The adoption of EITF No. 06-3 did not have any effect on the Company’s consolidated results of operations or financial condition.

In September 2006, the FASB issued SFAS 157, Fair Value Measurement. SFAS 157 defines fair value, establishes a framework for measuring fair value, and enhances disclosures about fair value measurements. The statement will be effective for the Company’s fiscal year beginning January 1, 2008. The Company is currently evaluating the effect of the adoption of FASB 157.

Statement 159 “Fair Value Option for Financial Assets and Financial Liabilities” (FVO), issued in February 2007, allows entities to voluntarily choose to measure many financial assets and financial liabilities at fair value through earnings. The FVO Statement is effective as of the beginning of fiscal year starting after November 15, 2007. The fair value election is made on an instrument-by-instrument basis, is irrevocable, and results in all subsequent changes in the fair value of elected items being reported in earnings. Upon initial adoption, Statement 159 provides entities with a one-time chance to elect the fair value option for existing eligible items, including available-for-sale and held-to-maturity securities. This statement will be effective for the Company’s fiscal year beginning January 1, 2008. The Company is currently evaluating the effect the adoption of FASB 159.

18. Consolidating Condensed Financial Information

The following consolidating information presents condensed consolidating balance sheets as of December 31, 2006 and June 30, 2007 and condensed consolidating statements of income and cash flows for the six-month periods ended June 30, 2006 and 2007 of the Company and Telcel (The “wholly-owned Guarantor Subsidiary”). These statements are prepared in accordance with Mexican GAAP with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. The guarantees of the Guarantor are full and unconditional. The significant differences between Mexican GAAP and U.S. GAAP as they affect the Guarantor are set out below.

The Company’s consolidating condensed financial information for the (i) Company; (ii) its wholly-owned subsidiary Telcel (on stand alone basis), which is a wholly and unconditional guarantor under the Senior Notes; (iii) the combined non-guarantor subsidiaries; (iv) eliminations and (v) the Company’s consolidated financial statements are as follows:

Unaudited Condensed consolidated balance sheets:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	December 31, 2006
Current assets:
Cash and cash equivalents	P.	15,651,572	P.	2,695,024	P.	24,182,299	P.	(867,118)	P.	41,661,777
Marketable securities		—		31,010		2,048,919				2,079,929

Accounts receivable, net		12,892,622		19,759,851		95,498,087		(85,651,573)		42,498,987

Inventories, net				12,241,496		14,004,715		(6,782,942)		19,463,269
Other current assets				206,271		3,484,849				3,691,120
Plant property and equipment, net		—		20,139,052		118,634,069				138,773,121
Investments		208,708,739		23,025,766		29,039,446		(260,210,742)		563,209
Intangible assets, net		192,603		9,991,388		63,771,535				73,955,526
Total assets	P.	237,445,536	P.	88,089,858	P.	350,663,919	P.	(353,512,375)	P.	322,686,938

Liabilities:
Short-term debt and current portion of long term debt.	P.	22,251,409			P.	4,038,564	P.	(867,118)	P.	25,422,855
Current liabilities		29,329,671	P.	57,090,071		95,698,255		(85,093,517)		97,024,480
Long-term debt		76,212,740		2,523,550		7,615,075				86,351,365
Other long-term liabilities						3,573,025				3,573,025
Total liabilities		127,793,820		59,613,621		110,924,919		(85,960,635)		212,371,725
Total majority stockholders’ equity		109,651,716		28,476,237		238,517,448		(266,993,686)		109,651,715

Minority interest						1,221,552		(558,054)		663,498
Total stockholders’ equity under Mexican GAAP		109,651,716		28,476,237		239,739,000		(267,551,740)		110,315,213
Total liabilities and stockholders’ equity	P.	237,445,536	P.	88,089,858	P.	350,663,919	P.	(353,512,375)	P.	322,686,938

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	June 30, 2007
Current assets:
Cash and cash equivalents	P.	697,891	P.	143,652	P.	15,159,301			P.	16,000,844
Marketable securities				30,440		1,452,980				1,483,420
Accounts receivable, net		1,354,474		18,449,440		95,328,502	P.	(70,192,939)		44,939,477
Inventories, net				8,673,107		12,332,958		(3,786,511)		17,219,554
Other current assets				214,764		5,147,728				5,362,492
Plant property and equipment, net				18,932,668		130,806,100				149,738,768
Investments		227,437,225		46,126,029		36,441,200		(309,425,898)		578,556
Intangible assets, net		152,180		9,652,436		87,338,834				97,143,450
Total assets	P.	229,641,770	P.	102,222,536	P.	384,007,603	P.	(383,405,348)	P.	332,466,561
Liabilities:
Short-term debt and current portion of long term debt	P.	5,435,522	P.	1,254,000	P.	2,172,571			P.	8,862,093
Current liabilities		22,087,153		63,851,892		79,425,489	P.	(70,192,939)		95,171,595
Long-term debt		71,883,272		1,254,000		10,585,502				83,722,774
Other long-term liabilities						13,858,237				13,858,237
Total liabilities		99,405,947		66,359,892		106,041,799		(70,192,939)		201,614,699
Total majority stockholders’ equity		130,235,823		35,862,644		276,745,488		(312,608,132)		130,235,823
Minority interest				—		1,220,316		(604,277)		616,039
Total stockholder’s equity under Mexican GAAP		130,235,823		35,862,644		277,965,804		(313,212,409)		130,851,862
Total liabilities and stockholders’ equity	P.	229,641,770	P.	102,222,536	P.	384,007,603	P.	(383,405,348)	P.	332,466,561

Unaudited condensed consolidated statements of operations:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	For the period ended June 30, 2006 (As adjusted)
Total revenues	P.	175,123	P.	39,584,735	P.	104,906,537	P.	(33,759,671)	P.	110,906,724
Total ordinary cost and expenses operating		1,484		41,562,467		74,069,472		(33,057,975)		82,575,448
Operating income (loss)		173,639		(1,977,732)		30,837,065		(701,696)		28,331,276
Comprehensive financing (cost) income		(5,091,764)		(317,008)		5,289,080				(119,692)
Tax provision		(762,529)		714,903		6,903,336				6,855,710
Equity in results of affiliates		25,510,572		8,463,845		5,488,166		(39,428,619)		33,964
Net income before minority interest	P.	21,354,976	P.	5,454,202	P.	34,710,975	P.	(40,130,315)	P.	21,389,838
Minority interest net income (loss)					P.	(34,862)			P.	(34,862)
Net Income

	For the period ended June 30, 2007
Total revenues			P.	50,528,682	P.	130,756,551	P.	(38,482,907)	P.	142,802,326
Total ordinary cost and expenses operating	P.	19,821		44,793,678		94,872,680		(38,953,010)		100,733,169
Operating (loss) income		(19,821)		5,735,004		35,883,871		470,103		42,069,157
Comprehensive financing (cost) income		(2,476,044)		(85,176)		2,828,138				266,918
Tax provision		(175,925)		572,865		11,420,683				11,817,623
Equity in results of affiliates		32,797,828		2,235,332		7,352,094		(42,345,455)		39,799
Net income before minority interest	P.	30,477,888	P.	7,312,295	P.	34,643,420	P.	(41,875,352)	P.	30,558,251
Minority net income					P.	(96,282)	P.	15,919	P.	(80,363)
Net Income

Unaudited condensed consolidated statements of changes in financial position:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	For the period ended June 30, 2006 (As adjusted)
Resources provided by (used in):
Operating activities:	P.	53,317,989	P.	25,020,038	P.	(42,003,744)	P.	(796,481)	P.	35,537,802
Resources provided by (used in):
Financing activities:		10,228,034		(15,840,499)		39,736,711		(22,373,877)		11,750,369
Resources (used in) provided by:
Investing activities:		(31,285,425)		(9,507,942)		250,867		23,170,358		(17,372,142)
Net increase (decrease) in cash and cash equivalents		32,260,598		(328,403)		(2,016,166)				29,916,029
Cash and cash equivalents at beginning of the Period		603,523		621,495		11,185,374				12,410,392
Cash and cash equivalents at end of The period	P.	32,864,121	P.	293,092	P.	9,169,208			P.	42,326,421

	For the period ended June 30, 2007
Resources provided by (used in):
Operating activities:	P.	(4,989,414)	P.	22,578,103	P.	26,121,970	P.	(111,115)	P.	43,599,544
Resources (used in) provided by:
Financing activities:		(25,060,642)		(1,269,549)		21,439,589		(18,214,038)		(23,104,640)
Resources provided by (used in):
Investing activities:		15,096,375		(23,859,926)		(56,584,557)		19,192,271		(46,155,837)
Net decrease in cash and cash equivalents		(14,953,681)		(2,551,372)		(9,022,998)		867,118		(25,660,933)
Cash and cash equivalents at beginning of the Period		15,651,572		2,695,024		24,182,299		(867,118)		41,661,777
Cash and cash equivalents at end of The period	P.	697,891	P.	143,652	P.	15,159,301			P.	16,000,844

Guarantor US GAAP reconciliation of net income and stockholder’s equity

Summary

The principal differences between Mexican GAAP and U.S. GAAP, as they relate to the consolidated financial statements of the Company, are those of the Guarantor, and are basically the same as those described in Note 21 to the audited financial statement, as of December 31, 2006, except for the adjustments applied directly to the sub-holdings companies, such as the non-amortization of goodwill, minority interest and gains or losses on sales to affiliates.

Net income and total stockholders’ equity, adjusted to take into account the material differences between Mexican GAAP and U.S. GAAP, are as follows:

	Six-month period ended June 30,
	2006		2007
Net income as reported under Mexican GAAP	P.	5,454,202	P.	7,312,295
U.S. GAAP adjustments:
Capitalized interest or net financing cost, net		8,645		(73,321)
Deferred income tax and employee profit Sharing adjustments		537,065		(25,055)
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI		(176,905)		(149,201)
EITF 00-21		182,016
Effects of inflation accounting on U.S. GAAP Adjustments		(7,431)		582
Increase in value on licenses		(1,190,719)		63,339

Total U.S. GAAP adjustments, net		(647,329)		(183,656)

Net income under U.S. GAAP	P.	4,806,873	P.	7,128,639

	December 31, 2006		June 30, 2007
Total stockholders’ equity under Mexican GAAP	P.	28,476,237	P.	35,862,644
U.S. GAAP adjustments, net of effects of inflation on monetary items:
Capitalized interest or net financing cost, net		409,383		336,062
Deferred income tax and employee profit sharing adjustments		(348,787)		(371,756)
Difference between the restatement of fixed assets based on Specific indexation factors and on the basis of the NCPI		1,645,398		1,600,924
EITF 00-21		(424,533)		(424,533)
Net effect on licences		(1,084,000)		(1,020,661)
Effect of U.S. GAAP adjustments on subsidiaries, net		291,219		(521,210)

Total U.S. GAAP adjustments, net		488,680		(401,174)

Total stockholders’ equity under U.S. GAAP	P.	28,964,917	P.	35,461,470